1-A/A

As filed with the Securities and Exchange Commission on March 20, 2007
File No. 24-10058

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

07048518

POST-QUALIFICATION AMENDMENT NO. 6 TO THE FORM 1-A REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

DELHI BANK CORP.
(Exact name of issuer as specified in its charter)

SEC Mail Processing Section
RECEIVED
MAR 20 2007
WASH. D.C. 186

New York
(State or other jurisdiction of incorporation or organization)

124 Main Street
Delhi, New York 13753
(607) 746-0700
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Mr. Robert W. Armstrong
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Paul M. Aguggia, Esq.
Christina M. Gattuso, Esq.
Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, District of Columbia 20016
(202) 362-0840

PROCESSED
MAR 26 2007
THOMSON FINANCIAL

6712	**141777653**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I
NOTIFICATION

Item 1. Significant Parties

(a) Directors of Delhi Bank Corp.

Timothy C. Townsend, Chairman of the Board
Robert W. Armstrong, Director
Raymond Christensen, Director
Andrew F. Davis III, Director
Michael E. Finberg, Director
Bruce J. McKeegan, Director
Ann S. Morris, Director
Paul J. Roach, Director

The business address of each director is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(b) Officers of Delhi Bank Corp.

Robert W. Armstrong, President and Chief Executive Officer
Suzanne L. MacDonald, Vice President
Peter V. Gioffe, Treasurer
Gretchen E. Rossley, Secretary

The business address of each officer is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(c) Not Applicable.

(d) CEDE & Co., the nominee of the Depository Trust Co., 55 Water Street, New York, New York 10041 and The Delaware National Bank of Delhi Employee Stock Ownership Plan, c/o The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, are record owners of 5 percent or more of Delhi Bank Corp.'s common stock, par value $1.00.

(e) The issuer is not aware of any beneficial owners of 5 percent or more of any class of its equity securities.

(f) There are no promoters in connection with this offering.

(g) The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753 is a wholly owned subsidiary of Delhi Bank Corp. Delaware National Realty Corp. is a wholly owned subsidiary of The Delaware National Bank of Delhi.

(h) Counsel to Delhi Bank Corp. is:

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, N.W.
Washington, District of Columbia 20016.

(i) There are no underwriters in connection with this offering.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

Not applicable.

Item 4. Jurisdictions in Which Securities Are to be Offered

The common stock to be offered by Delhi Bank Corp. in its Dividend Reinvestment Plan will be offered to Delhi Bank Corp.'s existing security holders, who reside in the State of New York. The Dividend Reinvestment Plan and any shares sold by Delhi Bank Corp. pursuant to such Plan are being offered to existing security holders of Delhi Bank Corp. by delivery of the Offering Circular by United States Mail.

Item 5. Unregistered Securities Issued or Sold Within One Year

None.

Item 6. Other Present or Proposed Offerings

There are no other present or proposed offerings.

Item 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered, or for withholding commissions.
Purchases and sales of Delhi Bank Corp. common stock are being processed by the brokerage firm of Howe Barnes Investments, Inc., who has agreed to be a market maker for Delhi Bank Corp. common stock.

(b) No underwriter will be used in connection with this offering.

Item 8. Relationships with Issuer Experts Named in Offering Statement

Dannible & McKee, LLP is Delhi Bank Corp.'s independent auditor. Dannible & McKee, LLP is neither employed by Delhi Bank Corp. on a contingent basis nor does Dannible & McKee, LLP have a material interest in Delhi Bank Corp. or its subsidiary.

Item 9. Use of Solicitation of Interest Document

There will be no use of a solicitation of interest document in connection with this offering.

PART II

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

185,000 Shares of Common Stock

OFFERING CIRCULAR

March 20, 2007

OFFERING CIRCULAR

DELHI BANK CORP.
124 Main Street
Delhi, New York 13753
(607) 746-0700

OFFERING
185,000 Shares of Common Stock

We are offering to our stockholders residing in the State of New York shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan").

We are authorized to issue up to 262,500 shares of our common stock under the Plan. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $5.0 million. In order to comply with this requirement and taking into account the number of shares that have been sold to date under the Plan, we have reduced the number of shares that we are authorized to issue under the Plan to 185,00 shares. To date, we have sold 14,635 shares under the Plan, as adjusted to reflect the three-for-two stock split paid on March 21, 2006. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp. and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value, in the open market, or in negotiated transactions to fund the Plan. Our common stock is quoted on the Pink Sheets Electronic Quotation Service under the symbol "DWNX." As of March 20, 2007, the market price per share of the common stock was $25.00

	Price to Public (1)	Proceeds to Issuer or Other Person (2)(3)(4)
Per Share of Common Stock Par Value $1.00 per share	$25.00	$25.00
Total (185,000 shares)	$4,625,000	$4,625,000

(1) Price per share is based upon the market price per share ($25.00) as of March 20, 2007. Actual price of shares purchased under the Plan will depend on the market price of our shares on the dividend reinvestment date.

(2) The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $5.0 million. As of the date of this offering circular we have received gross proceeds of $308,000 for securities sold pursuant to this offering.

(3) There are no underwriters in connection with the Plan.

(4) Does not include expenses of the Plan incurred and paid by us since implementation of the Plan in the amount of approximately $30,000.

Investment in our common stock involves risk. See "Risk Factors," beginning on page 3.

The United States Securities and Exchange Commission (the "Commission") does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this offering circular is March 20, 2007.

Table of Contents

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the "Risk Factors" section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, "we" and "us" and "our" refer to Delhi Bank Corp. and our wholly-owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0700

The Delaware National Bank, a national bank, opened for business in 1865. We are a full service commercial bank. We attract deposits from the general public and use those funds to originate one- to four- family residential mortgage loans and commercial real estate mortgage loans, commercial loans and consumer loans in Delaware County, New York. Additionally, we provide trust services through The Delaware National Bank's trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York and Margaretville, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered

Up to $4,625,000 in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00 or a total of 185,000 shares, as adjusted for a three-for-two stock split of the Delhi Bank Corp. common stock, paid on March 21, 2006. To date we have sold 14,635 shares under the Plan for gross proceeds of $308,000.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering to our stockholders residing in the State of New York shares of our common stock through participation in the Plan.

Administration of the Plan

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility

All holders of record of at least one (1) whole share of our common stock who are residents of the State of New York are eligible to participate in the Plan.

Participation

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan."*

Reinvestment Dividends

Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.

Dividend Investment Date

The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Optional Purchases

Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $2,500 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.

Source of Common Stock Purchased Under the Plan

Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp.

Price of Common Stock Purchased Under the Plan

The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date.

Certificates for Shares Held Under the Plan

The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.

Termination of Participation

Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

An investment in our common stock involves a high degree of risk, including the possible loss of principal invested. You should carefully consider the following risk factors, in addition to the information contained elsewhere in this offering circular, before investing in our common stock.

Risks Related to Our Business

Our commercial real estate loan portfolio may expose us to increased lending risks.

At December 31, 2006, $15.1 million, or 21.9%, of our loan portfolio consisted of commercial real estate loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, our commercial real estate loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Rising interest rates may hurt our earnings and asset value.

Between June 30, 2004 and June 30, 2006, the U.S. Federal Reserve has increased its target for the federal funds rate 17 times, from 1.0% to 5.25%. While these short-term market interest rates (which we use as a guide to price our deposits) have increased, longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This "flattening" of the market yield curve has not had a negative impact on our interest rate spread and net interest margin. For the year ended December 31, 2006, our net interest margin increased 30 basis points to 4.25% from 3.95% at December 31, 2005. However, if short-term interest rates continue to rise, and if rates on our deposits and borrowings reprice upwards faster than the rates on our long-term loans and investments, we would experience compression of our interest rate spread and net interest margin, which could have a negative effect on our profitability.

Changes in interest rates also affect the value of our interest-earning assets, and in particular our securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available for sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available for sale resulting from increases in interest rates could have an adverse effect on stockholders' equity.

Because most of our borrowers are located in Delaware County, New York , a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

Our success depends to a large extent upon general economic conditions in the communities we serve. A majority of our loans are secured by real estate or made to businesses in Delaware County, New York. As a result of this concentration, a downturn in the local economy could cause increases in nonperforming loans, which could hurt our profits. A decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

Our allowance for loan losses may not be sufficient to cover actual loan losses which could adversely impact our earnings.

We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loan loss experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Material additions to our allowance would materially decrease our net income.

In addition, bank regulators periodically review our allowance for loans losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our financial condition and results of operations.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board, the Office of the Comptroller of the Currency, our chartering authorities and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Risks Related to this Offering

Issuance of shares to fund the Plan may dilute your ownership interest.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders' equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 14,635 shares from our treasury shares to fund the Plan.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the Pink Sheets Electronic Quotation Service. Purchases and sales of our common stock are being processed by the brokerage firm of Howe Barnes Investments, Inc., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. It is the Board of Directors' present intention to continue our current dividend payment policy. There is no assurance that we will continue to pay dividends in the future. The payment of future dividends will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, there is less public information about Delhi Bank Corp. available as compared to companies whose securities are registered.

We are not a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are therefore not required to file periodic reports which contain detailed financial and other information, such as Annual Reports Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 500 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. As of December 31, 2006, we had 325 record holders of our common stock, of which 276 record holders are residents of the State of New York. Eligibility to participate in the Plan is limited to current stockholders residing in the State of New York. Accordingly, we do not believe that our record holders will exceed 500 as a result of participation in the Plan or at any time in the foreseeable future.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

Delhi Bank Corp.
Dividend Reinvestment and Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan under which authorized but unissued shares of Delhi Bank Corp.'s common stock are available for issuance and sale to our stockholders who reside in the State of New York. The Plan was amended on February 28, 2006 and March 13, 2007. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, *if* and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a) The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.'s common stock.

(b) No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c) All cash dividends paid on participants' shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d) Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

ADMINISTRATION

3. Who administers the Plan?

The Delaware National Bank of Delhi (the "Bank"), a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp., and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your Plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party Plan Administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 37.

ELIGIBILITY

4. Who is eligible to participate in the Plan?

All holders of record of at least one whole share of Delhi Bank Corp. common stock who are residents of the State of New York are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party's name (*e.g.*, in a broker's "street name" or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than New York are not eligible to participate in the Plan.

PARTICIPATION

5. How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the enclosed Authorization Form and return it to us in the envelope provided. Additional copies of the Authorization Form will be provided from time to time to the holders of Delhi Bank Corp.'s common stock, and you may obtain one at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753.

If your shares of common stock are registered in multiple accounts, you should complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6. When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the State of New York. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7. What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- **"Dividend Reinvestment"** permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

- **"Optional Cash Purchases"** permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8. May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9. How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any change notification that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10. When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $2,500 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $2,500 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Delaware National Bank of Delhi as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at The Delaware National Bank of Delhi, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers' checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp. No interest will be paid on optional cash payments.

For an individual funds transfer, your bank account at The Delaware National Bank of Delhi will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank of Delhi is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the next business day following such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank of Delhi, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank of Delhi may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 37.

13. When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $25.00 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. What is the source of common stock purchased under the Plan?

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if significant shares are available for purchase in the open market.

17. How many shares of Delhi Bank Corp. common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the Pink Sheets Electronic Quotation Service for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.'s stockholders?

Possibly. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders' equity per share will decrease. If shares for the Plan are purchased in the open market by an outside Plan Administrator, there will be no dilutive effect on Delhi Bank Corp.'s stockholders.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See *Question 25*.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay pro-rated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive copies of Delhi Bank Corp. Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23. Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your statement of account will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within 30 days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24. May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 37. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25. How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 37.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. We will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the Plan Administrator a new Authorization Form to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

29. How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you need to request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale. For instructions on how to obtain a stock certificate, see Question 23.

30. How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 37 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 37 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 37. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

31. How will my shares held under the Plan be voted at meetings of stockholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our Proxy Statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

32. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

33. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

34. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

35. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

36. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

37. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0740

Information About Delhi Bank Corp. and The Delaware National Bank of Delhi

Delhi Bank Corp.

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank of Delhi. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2006, we had 325 stockholders of record, of which 276 stockholders are residents of the State of New York.

On December 31, 2006, we had assets of $154.7 million, deposits of $128.8 million, net loans of $68.4 million and stockholders' equity of $15.6 million.

The Delaware National Bank of Delhi

The Delaware National Bank converted from a New York chartered bank to a national bank in 1865. The Delaware National Bank operates a full service commercial and consumer banking business in Delaware County, New York. The Delaware National Bank originates one- to four- family residential real estate and commercial real estate mortgage loans, residential construction loans, and secured and unsecured commercial and consumer loans. We do not make subprime loans. We also finance commercial transactions and offer revolving credit loans, small business loans and student loans. The Delaware National Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates, fixed rate certificates of deposit and club accounts. The Delaware National Bank also has a full service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and internet banking. Other services include safe deposit facilities, travelers' checks, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

Delaware National Realty Corp., a wholly owned subsidiary of The Delaware National Bank, is a real estate investment trust which was incorporated in the State of New York on July 5, 2002, for the purpose of investing in real estate mortgage portfolios. On that date, The Delaware National Bank transferred to Delaware National Realty Corp. certain one-to-four family residential mortgage loans and mortgage-backed securities. In return, The Delaware National Bank received shares of common and preferred stock of Delaware National Realty Corp. At December 31, 2006, Delaware National Realty Corp. had total assets of $24.5 million.

The Delaware National Bank's principal executive office is located at 124 Main Street, Delhi, New York 13753. This historical building houses The Delaware National Bank's corporate offices, data processing center, and operations functions. In addition to its main office, The Delaware National Bank operates one branch office in Margaretville, New York and has received regulatory approval to open a new full-service branch in Davenport, New York, which is expected to open in the fourth quarter of 2007. The Delaware National Bank believes these facilities have the capacity to service its needs for the foreseeable future. The Delaware National Bank has 47 full-time equivalent employees.

We consider Delaware County, New York to be the Bank's primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

The Delaware National Bank's telephone number is (607) 746-0700. The Delaware National Bank's website is www.dnbd.net. Information on The Delaware National Bank's website should not be considered part of this offering circular.

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

- statements of our goals, intentions and expectations;
- statements regarding our business plans, prospects, growth and operating strategies;
- statements regarding the quality of our loan and investment portfolios; and
- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than expected;
- changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;
- increased competitive pressures among financial services companies;
- changes in consumer spending, borrowing and savings habits;
- legislative or regulatory changes that adversely affect our business;
- adverse changes in the securities markets; and
- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial and Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The information at December 31, 2006 and 2005 and for the years ended December 31, 2006 and 2005 is derived in part from the audited financial statements that appear in this offering circular. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period.

	At December 31,	
	2006	**2005**
	(In thousands, except for share and per share data)	
Financial Condition Data:		
Assets:		
Cash and cash equivalents	$ 9,063	$ 4,248
Investment securities:		
Available for sale	56,687	64,575
Held to maturity	11,633	10,143
Total investment securities	68,320	74,718
Loans receivable	69,079	62,767
Less allowance for loan losses	702	616
Net loans	68,377	62,151
Premises and equipment, net	1,996	1,889
Accrued interest receivable and other assets	6,933	6,474
Total assets	$154,689	$149,480
Liabilities and Stockholders' Equity		
Deposits:		
Noninterest-bearing	$ 26,006	$ 23,715
Interest-bearing	102,830	103,392
Total deposits	128,836	127,107
Advances from Federal Home Loan Bank	7,706	6,082
Accrued interest payable and other liabilities	2,544	1,864
Total liabilities	$ 139,086	$135,053
Stockholders' Equity:		
Common stock, $1.00 par value: 5,000,000 shares authorized, 1,039,500 shares issued	$ 1,040	$ 1,040
Additional paid-in capital	1,075	1,059
Retained earnings	15,766	14,707
Unrealized gains or (losses) on available for sale securities	(249)	(409)
Less :		
Treasury stock at cost (108,896 shares in 2006 and 108,058 shares in 2005)	(2,029)	(1,970)
Total Stockholder's Equity	15,603	14,427
Total liabilities and stockholders' equity	$154,689	$149,480
Book value per share	$16.77	$15.49

	At or For the Year Ended December 31,	
	2006	2005
	(In thousands, except for share and per share data)	
Operating Data:		
Interest Income:		
Loans receivable	$ 4,960	$ 4,406
Investment securities:		
United States treasury and agency securities	618	651
Mortgage-backed securities	1,429	1,502
State and local governments	872	737
Other	189	256
Interest on depository balances	131	173
Total interest income	$ 8,199	$ 7,725
Interest Expense:	2,251	1,972
Net interest income	5,948	5,753
Provision for loan losses	202	162
Net interest income after provision for loan losses	5,746	5,591
Noninterest Income:		
Service charges and fees	1,369	1,238
Net realized gains (losses) from sales of available for sale securities	(75)	(22)
Other	192	194
Total noninterest income	$ 1,486	$ 1,410
Noninterest Expenses:		
Salaries and wages	1,800	1,727
Pensions and benefits	1,168	1,250
Occupancy expense	806	747
Other	1,294	1,157
Total noninterest expense	5,068	4,881
Income before income taxes	2,164	2,120
Income tax expense	503	467
Net income	$ 1,661	$ 1,653
Net income per share	$1.78	$1.74

Performance and Capital Ratios:

	At or For the Year Ended December 31,	
	2006	2005
Return on average total assets	1.09%	1.07%
Return on average equity	11.06	11.34
Dividend payout ratio	35.96	31.92
Equity to assets ratio	10.09	9.65

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this offering circular.

Results of Operation for the Years Ended December 31, 2006 and December 31, 2005

Financial Highlights. Net income for the year ended December 31, 2006 was $1.7 million or $1.78 per share, compared to net income of $1.7 million or $1.74 per share for the year ended December 31, 2005.

Net Interest Income. Net interest income increased by $194,699, or 3.4%, to $6.0 million for 2006 from $5.8 million in the same period in 2005. The net interest rate spread increased to 3.85% for the year ended December 31, 2006 from 3.63% for the year ended December 31, 2005. The net interest margin increased to 4.25% for the year ended December 31, 2006 from 3.95% for the year ended December 31, 2005. The increase in average yields was the result of a rising interest rate environment in 2006.

Total interest income increased to $8.2 million for the year ended December 31, 2006, or 6.1%, from $7.7 million for the year ended December 31, 2005. The increase in interest income primarily reflects increases in interest rates and growth in our real estate mortgage loan portfolio. Interest income earned on loans increased to $5.0 million for the year ended December 31, 2006, or 12.6%, from $4.4 million for the year ended December 31, 2005 due primarily to increases in interest rates and growth in the loan portfolio. Interest income on mortgage-backed securities decreased by $73,041 for the year ended December 31, 2006, or 4.9%, from 2005 as a result of fewer investments made in such mortgage-backed securities due to higher loan demand and the funding of such loan demand.

Interest expense on interest-bearing deposits increased to $1.9 million for the year ended December 31, 2006, or 7.5%, from $1.8 million for the year ended December 31, 2005. The increase was due primarily to an increase in market interest rates. Interest expense on FHLB borrowings increased in 2006 from $171,000 to $312,000 due to increased outstanding borrowings and an increase in borrowing costs. The yields on interest-earning assets and costs of interest-bearing liabilities increased in 2006 as compared to 2005 primarily as a result of the rising rate environment in 2006.

Provision for Loan Losses. A provision for loan losses on loans is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by The Delaware National Bank, the status of past due principal and interest payments and other factors related to the collectibility of the loan portfolio. Based upon our analysis of these factors, management made a provision for loan losses of $202,000 for the year ended December 31, 2006, compared to $162,000 for the same period in 2005, which was primarily due to normal adjustments to the provision for loan losses to reflect economic conditions and trends in the loan portfolio. The allowance for loan losses was $702,243, or 1.02% of total loans, as of December 31, 2006 as compared with $616,527, or .98% of total loans, as of December 31, 2005.

Noninterest Income. Noninterest income increased $74,833 to $1.5 million in 2006 as other fees collected and other income increased, partially offset by a decrease in banking service charges. Service charges and fees on deposit accounts decreased due to the elimination of certain service charges and fees. Other fees collected increased due primarily to increases in trust fees, check printing fees, and ATM processing fees due to an increased number of transactions.

The following table shows the components of noninterest income for the years ended December 31, 2006 and December 31, 2005.

	Year Ended December 31,		Percentage Change
	2006	**2005**	**Increase/(Decrease)**
	(Dollars in thousands)		
Banking service charges and fees on deposit accounts	$577	$600	(3.83)%
Gain (loss) on securities available for sale	(75)	(22)	240.91
Other fees collected[1]	792	638	24.14
Other income[2]	192	194	(1.03)
Total	$1,486	$1,410	5.39%

(1) Other fees collected consist of trust department income, banking fees and ATM fees.
(2) Other income consists of late fees on loans and credit cards, principal penalty income, other operating income, group insurance dividends, gain/loss on the sale of fixed assets, internet banking fee income and income earned on bank-owned life insurance.

Noninterest Expenses. Noninterest expenses increased in the year ended December 31, 2006 primarily due to an increase in legal expenses relating to the loan department with respect to loan collection services and follow-up on delinquent loans and increased expenses from leasing and service agreements. Salaries and employee benefits remained relatively unchanged at approximately $3.0 million for the years ended December 31, 2006 and 2005. Expenses relating to accounting services remained relatively unchanged for the years ended December 31, 2006 and 2005. Other expenses consist primarily of director fees, data processing fees, office supplies and legal expenses.

The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2005 to the year ended December 31, 2006.

	Year Ended December 31,		Percentage Change
	2006	**2005**	**Increase/(Decrease)**
	(Dollars in thousands)		
Salaries and employee benefits	$2,968	$2,977	(0.30)%
Occupancy and equipment expense	806	747	7.90
Other real estate expense	26	35	(25.71)
Accounting services	117	114	2.63
Other expenses	1,151	1,008	14.18
Total	$5,068	$4,881	3.83%

Income Tax Expense. The income tax expense for the year ended December 31, 2006 was $502,926, reflecting an effective tax rate of 23.24%, compared to $446,942 for the year ended December 31, 2005, reflecting an effective tax rate of 22.02%. The effective tax rate for the year ended December 31, 2006, as compared to the year ended December 31, 2005, remained relatively unchanged.

Average Balance Sheets and Related Yields and Rates

The following table sets forth information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expenses on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,					
	2006			2005		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
			(Dollars in thousands)			
Assets:						
Interest-earning assets:						
Interest-earning deposits in other banks	$ 2,682	$ 130	4.85%	$ 6,324	$ 173	2.74%
Investment securities, net[1]:						
Taxable	22,087	808	3.66	25,341	907	3.58
Non-taxable	17,411	872	5.01	17,010	737	4.33
Mortgage-backed securities, net [1]	32,156	1,429	4.44	36,037	1,502	4.17
Loans receivable, net [2]	65,663	4,960	7.55	61,046	4,406	7.72
Total interest-earning assets	139,999	8,199	5.86	145,758	7,725	5.30
Non-interest-earning assets	11,854			11,621		
Total assets	$151,853			$157,379		
Liabilities and Equity:						
Interest-bearing liabilities:						
NOW accounts	$ 15,313	52	0.34	$ 15,294	51	0.33
Money markets	12,543	119	0.95	18,331	176	0.96
Savings	34,161	257	0.75	36,654	275	0.75
Certificates of deposit (in excess of $100,000)	7,735	262	3.39	8,005	199	2.49
Other certificates of deposit	34,959	1,249	3.57	35,157	1,100	3.13
Total deposits	104,711	1,939	1.85	113,441	1,802	1.59
FHLB advances	7,067	312	4.41	4,343	171	3.94
Total interest-bearing liabilities	111,778	2,251	2.01	117,784	1,972	1.67
Non-interest-bearing liabilities	25,198			24,965		
Total liabilities	136,976			142,749		
Stockholders' Equity	14,877			14,630		
Total liabilities and stockholders' equity	$151,853			$157,379		
Net interest income		$5,948			$5,753	
Net interest rate spread [3]			3.85%			3.63%
Net interest margin [4]			4.25%			3.95%
Average interest-bearing assets to average interest-bearing liabilities			125.25%			123.75%

(1) Includes unamortized discounts and premiums.
(2) Amount is net of loans in process, net deferred loan origination fees and allowance for loan losses and includes non-performing loans.
(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2006 Compared to Year Ended December 31, 2005		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest income:			
Interest-earning deposits in other banks..	$(132)	$ 89	$ (43)
Investment securities, net:			
Taxable	(119)	19	(100)
Non-taxable	18	117	135
Mortgage-backed securities, net	(168)	95	(73)
Loans receivable, net	343	212	555
Total change in interest income	$ (58)	$532	$ 474
Interest expense:			
Deposits:			
NOW accounts	$ –	$ 1	$ 1
Money markets	(55)	(2)	(57)
Savings	(19)	1	(18)
Time (in excess of $100,000)	(7)	70	63
Other time deposits	(6)	155	149
FHLB advances	118	23	141
Total change in interest expense	31	248	279
Increase (decrease) in net interest income	$ (89)	$ 284	$ 195

Balance Sheet Analysis

General. At December 31, 2006, Delhi Bank Corp. had total consolidated assets of $154.7 million, an increase of 3.3% from total consolidated assets of $149.5 million at December 31, 2005. This increase in total consolidated assets was due primarily to growth in our loan portfolio.

Cash and cash equivalents at December 31, 2006, totaled $9.1 million, an increase of $4.9 million, or 113.3%, compared to $4.2 million at December 31, 2005, due to sales and calls in the securities portfolio and an increase in outstanding Federal Home Loan Bank advances. Investment securities held-to-maturity at December 31, 2006 totaled $11.6 million, an increase of $1.5 million, or 14.9%, compared to $10.1 million at December 31, 2005. Mortgage-backed securities held-to-maturity at December 31, 2006 totaled $8.3 million, a decrease of $1.3 million, or 13.5%, compared to $9.6 million at December 31, 2005. Mortgage-backed securities decreased primarily as a result of fewer investments made in such mortgage-backed securities due to higher loan demand and the funding of such loan demand.

Loans, net at December 31, 2006, totaled $68.4 million, an increase of $6.2 million, or 10.0% compared to $62.2 million at December 31, 2005, primarily due to an increase in the origination of real estate mortgage loans.

Deposits increased $1.7 million, or 1.3%, to $128.8 million at December 31, 2006 from $127.1 million at December 31, 2005. The Delaware National Bank's local deposit market is very competitive, and The Delaware National Bank will at times lose deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, management believes it can raise The Delaware National Bank's interest rates to attract new funds or retain existing deposits. In addition, The Delaware National Bank has an agreement with the FHLB of New York to provide cash advances, should The Delaware National Bank need additional funds for loan originations or other purposes.

Total liabilities increased from $135.1 million at December 31, 2005 to $139.1 million at December 31, 2006, an increase of $4.0 million, due primarily to increases in Federal Home Loan Bank advances and an increase in deposits. Advances from the Federal Home Loan Bank increased by $1.6 million, or 26.2%, to $7.7 million at December 31, 2006 from $6.1 million at December 31, 2005 as a result of borrowing a $5.0 million advance in lieu of short term borrowings. Total stockholders' equity increased from $14.4 million for the year ended December 31, 2005 to $15.6 million at December 31, 2006, or 8.3%, due to earnings of $1.6 million, offset by dividends paid aggregating $601,322.

Loans. The Delaware National Bank offers one-to four- family residential mortgage loans, commercial real estate and multi-family real estate mortgage loans, residential construction loans, financial and agricultural loans and installment and other consumer loans. We do not make subprime loans. The Delaware National Bank offers both adjustable and fixed rate loans. As of December 31, 2006, The Delaware National Bank's loan portfolio totaled $69.1 million, representing approximately 44.7% of total assets. Approximately 67% of our loan portfolio at that date was comprised of fixed rate residential real estate mortgage loans.

At December 31, 2006, real estate mortgage loans totaled $59.5 million, or 86.1% of total loans compared to $52.5 million, or 83.6% of total loans at December 31, 2005. Of the total real estate mortgage loans at December 31, 2006, $29.6 million, or 42.8% of total loans, were one- to four- family residential mortgage loans (compared to $23.0 million, or 36.6% of total loans, at December 31, 2005), $15.1 million, or 21.9% of total loans, were commercial real estate mortgage loans (compared to $12.6 million, or 20.1% of total loans, at December 31, 2005) and $10.1 million, or 14.7% of total loans, were home equity loans (compared to $11.6 million, or 18.5% of total loans, at December 31, 2005). At December 31, 2006, mortgage real estate loans also included $2.2 million, or 3.2% of total loans, in farm loans (compared to $2.2 million, or 3.5% of total loans, at December 31, 2005), $1.1 million, or 1.6% of total loans, in multifamily real estate mortgage loans (compared to $1.2 million, or 2.3% of total loans, at December 31, 2005) and other mortgage real estate loans in the amount of $1.4 million, or 2.0% of total loans (compared to $1.9 million, or 3.6% of total loans, at December 31, 2005). At December 31, 2006, commercial, financial and agricultural loans totaled $5.2 million, or 7% of total loans, compared to $6.0 million, or 9.6% of total loans, at December 31, 2005. At December 31, 2006, construction real estate loans totaled $364,000, or 1%, of total loans compared to $1.7 million, or 2.8%, of total loans at December 31, 2005.

The increase in our loan portfolio during the year ended December 31, 2006 resulted primarily from an increase in our origination of real estate mortgage loans, both one- to four- family residential mortgage loans and commercial real estate loans, primarily due to the origination of new loans and the refinancing of existing real estate mortgage loans.

The following table sets forth the composition of our loan portfolio by type of loan before deductions (principally unearned discounts, deferred loan fees, and allowance for loan losses) at the dates indicated.

	At December 31,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Commercial, financial and agricultural	$5,167	7%	$6,031	10%
Real estate - construction	364	1	1,749	3
Real estate - mortgage	59,598	86	51,135	81
Installment and other consumer loans	3,950	6	3,852	6
Total loans	69,079	100%	62,767	100%
Less:				
Allowance for loan losses	702		616	
Net loans	$68,377		$62,151	

The table below shows the amount of loans held in portfolio by categories, net of loans in process and discounts, that mature in the indicated years following December 31, 2006. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Commercial, Financial and Agricultural	Real Estate - Construction	Real Estate - Mortgage	Installment and Other Consumer Loans (1)
		(In thousands)		
Amount due in:				
One year or less	$2,375	$364	$ 1,677	$ 666
More than one to five years	2,041	–	1,741	2,573
More than five years	751	–	56,180	180
Total	$5,167	$364	$59,598	$3,419

(1) Does not include credit cards and overdrafts.

Of the aggregate of $63.5 million of loans due after one year after December 31, 2006, $21.0 million, or 33% of total loans, have floating or adjustable interest rate features and $42.5 million, or 67%, have fixed interest rates.

The following table sets forth at December 31, 2006 the dollar amount of all loans due more than one year after December 31, 2006 which have either fixed interest rates or floating or adjustable rates.

	Fixed Rate	Floating or Adjustable Rate
	(Dollars in thousands)	
Commercial, financial and agricultural	$ 205	$ 2,587
Real estate-construction	–	–
Real estate-mortgage	39,572	18,349
Installment and other consumer loans	2,753	–
Total	$42,530	$20,936

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Typically, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

The below table sets forth nonaccrual loans, past due and restructured loans for the dates indicated. Other than as disclosed in the below table, there are no other loans at December 31, 2006 for which we have serious doubts about the inability of the borrowers to comply with the present loan repayment terms.

	At December 31,	
	2006	2005
	(In thousands)	
Nonaccruing[1]	$1,115[2]	$302
Accruing, delinquent for 90 days or more[3]	$ 212	$282
Restructured loans not included in above amounts	–	–
Percentage of non-performing loans to total loans	1.92%	.93%
Percentage of non-performing loans to total assets	.85%	.39%
Percentage of non-performing assets to total assets	.85%	.39%

[1] The gross interest income that would have been recorded in the period ended December 31, 2006, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $93,232. The amount of interest income on these loans that was included in net income for the period ended December 31, 2005 was $11,364.

[2] The increase in nonaccruing loans in 2006 was due to several commercial real estate mortgage loans that went 90 days past due at December 31, 2006. The real estate collateral securing such loans is in excess of the outstanding balances of the loans. Management aggressively pursues problem loans and anticipates that these loans will be satisfactorily resolved. At this time, management does not expect to incur a loss on the principal of these loans.

[3] Loans delinquent as to principal or interest payments.

During the years ended December 31, 2006 and 2005, interest income of $93,232 and $33,243 respectively, would have been recorded on loans accounted for on a non-accrual basis if the loans had been current throughout the period. Interest on such loans included in income during 2006 and 2005 amounted to $87,368 and $11,364.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: Substandard, doubtful and loss. An asset is classified "substandard" if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, The Delaware National Bank will classify a loan as substandard if The Delaware National Bank can no longer rely on the borrower's income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as "doubtful" if full collection is highly questionable or improbable. An asset is classified as "loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a special mention classification, described as assets which do not currently expose The Delaware National Bank to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful require The Delaware National Bank to establish allowances for loan losses. If an asset or portion thereof is classified loss, The Delaware National Bank must either establish specific allowances for loan losses in the amount of the portion of the asset classified loss, or charge off such amount. Federal examiners may disagree with The Delaware National Bank's classifications and amounts reserved. If The Delaware National Bank does not agree with an examiner's classification of an asset, it may appeal this determination to the Office of the Comptroller of the Currency.

At December 31, 2006, The Delaware National Bank had $3.7 million in assets classified as substandard and no assets classified as doubtful or loss as compared to $4.2 million in assets classified as substandard and $24,000 in assets classified as doubtful or loss at December 31, 2005. In addition, at December 31, 2006 The Delaware National Bank had $2.2 million in assets classified as special mention as compared to $1.9 million in assets classified as special mention at December 31, 2005.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific loan loss allowances have been established, any difference between the loss allowances and the amount of loss realized has been charged or credited to current income.

In determining the allowance for loan losses at any point in time, management and the board of directors apply a systematic process focusing on the risk of loss in the portfolio. First, the loan portfolio is segregated by loan types to be evaluated collectively and loan types to be evaluated individually. Delinquent loans are evaluated individually for potential impairment. Second, the allowance for loan losses is evaluated using historical loss experience for significant factors by applying these loss percentages to the loan types to be evaluated collectively in the portfolio. Loss and risk factors are based on our historical loss experience and are adjusted for significant factors that in management's judgment affect the collectibility of the portfolio as of the evaluation date. These significant factors may include changes in lending policies and procedures, changes in existing general economic and business conditions affecting our primary lending area, credit quality trends, collateral value, loan volumes and concentrations, seasoning of the loan portfolio, recent loss experience, duration of the current business cycle and bank regulatory examination results.

At December 31, 2006, the allowance for loan losses totaled $702,243, or 1.02% of total loans and 63.0% of nonperforming loans, compared to $616,527, or .98% of total loans and 203.98% of nonperforming loans, at December 31, 2005.

The following table sets forth a breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,					
	2006			2005		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
	(Dollars in thousands)					
Commercial, financial and agricultural	$385	55%	7%	$344	56%	10%
Real estate- construction	–	–	1	–	–	3
Real estate- mortgage	88	13	86	106	17	81
Installment and other consumer loans	65	9	6	80	13	6
Not specifically allocated	164	23	–	86	14	–
Total	$702	100%	100%	$616	100%	100%

Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Furthermore, our banking regulators, as an integral part of our examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial conditions and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established any differences between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Years Ended December 31,	
	2006	2005
	(Dollars in thousands)	
Allowance at beginning of the period	$ 616	$ 535
Provision (credit for loan losses)	201	162
Charge-offs:		
Commercial, financial and agricultural	(133)	–
Real estate - construction	–	–
Real estate - mortgage	(1)	(16)
Installment and other consumer loans	(64)	(129)
Total charge-offs	(198)	(145)
Recoveries:		
Commercial, financial and agricultural	33	21
Real estate – construction	–	–
Real estate – mortgage	–	–
Installment and other consumer loans	50	43
Total recoveries	83	64
Net charge-offs	(115)	(81)
Allowance at end of period	$ 702	$ 616
Net charge-offs to average loans outstanding during the period	0.18%	0.13%
Allowance to total loans outstanding at the end of the period	1.03%	0.98%
Allowance to non-performing loans	62.96%	203.98%

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2006, our investment portfolio totaled $68.7 million and represented approximately 44.2% of our total assets. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity.

The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,			
	2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Securities:				
Available for sale:				
U.S. Government and Federal agencies	$13,101	$12,942	$16,028	$15,729
State and local government obligations	19,230	19,505	18,991	19,276
Corporate debt securities	2,130	2,126	3,278	3,252
Mortgage backed securities	21,330	20,796	26,034	25,382
Marketable equity securities	483	483	325	325
Other equity securities	835	835	611	611
Total available for sale	57,109	56,687	65,267	64,575
Held to maturity:				
Mortgage backed securities	8,295	8,154	9,608	9,447
State and local government obligations	3,338	3,364	535	582
Total held to maturity	11,633	11,518	10,143	10,029
Total securities	$68,742	$68,205	$75,410	$74,604

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2006. Average yields are presented on a tax equivalent basis.

	As of December 31, 2006									
	One Year or Less (1)		More than One Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total	
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield(2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)
	(Dollars in thousands)									
Securities:										
Available-for-sale:										
U.S. Government and Federal Agencies	$2,721	3.79%	$10,221	4.54%	$ –	0.00%	$ –	0.00%	$12,942	4.44%
State and local government obligations			1,609	5.78	9,506	5.86	8,390	6.04	19,505	5.93
Corporate debt securities	199	4.36	1,927	5.03	–		–		2,126	4.97
Mortgage-backed securities	39	2.96	3,022	3.92	2,251	3.82	15,484	4.47	20,796	4.32
Total available-for-sale (3)	$2,959	3.82	$16,779	4.60	$ 11,757	5.45	$23,874	5.01	$55,369	4.91
Held to maturity:										
Mortgage backed securities	$ –	0.00	$ 1,394	3.99	$ 1,519	4.26	$ 5,382	4.73	$ 8,295	4.52
State and local government Obligations	3,106	5.95	199	8.37	33	7.37	–	0.00	3,338	6.10
Total held to maturity (3)	$3,106	5.95	$ 1,593	4.54	$ 1,552	4.32	$ 5,382	4.73	$11,633	4.97
Total securities	$6,065	4.90	$18,372	4.60	$13,309	5.32	$29,256	4.96	$67,002	4.92

(1) The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2) Average yields are stated on a tax equivalent basis.
(3) Total does not include marketable equity securities and other equity securities.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of non-interest bearing accounts, interest-bearing NOW accounts, money market accounts, savings accounts and certificates of deposit. The Delaware National Bank of Delhi offers competitive rates for all of its deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates. In 2006, in order to offer competitive rates we raised the rates of interest paid on our deposit accounts. We consider the rates paid on our deposit accounts to be in the middle of the market.

The following table sets forth deposits for the dates indicated:

	Years Ended December 31,			
	2006		2005	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Non-Interest-Bearing Deposits	$ 26,006	20.2%	$ 23,715	18.7%
Interest-Bearing Deposits:				
NOW accounts	16,620	12.9	13,915	10.9
Money markets	10,273	8.0	13,960	11.0
Savings	34,293	26.6	35,112	27.6
Time (in excess of $100,000)	1,361	1.0	1,020	00.8
Other Time	40,283	31.3	39,385	31.0
Total Interest Bearing Deposits	102,830	79.8	103,392	81.3
Total Deposits	$128,836	100%	$127,107	100%

The following table sets forth average deposits by average rates paid for the dates indicated:

	Years Ended December 31,			
	2006		2005	
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)			
Non-Interest-Bearing Deposits	$ 23,352		$ 25,326	
Interest-Bearing Deposits:				
NOW accounts	15,313	0.34%	15,294	0.33%
Money markets	12,543	0.95	18,331	0.96
Savings	34,161	0.75	36,654	0.75
Time (in excess of $100,000)	7,735	3.39	8,005	2.49
Other Time	34,959	3.57	35,157	3.13
Total Interest Bearing Deposits	104,711	1.85	113,441	1.59
Total Deposits	$128,063	1.51%	$138,767	1.30%

At December 31, 2006, The Delaware National Bank had outstanding $7.2 million in certificates of deposit accounts with balances of $100,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $100,000 or more	Balance
	(In thousands)
Three months or less	$2,086
Over three through twelve months	2,439
Over twelve months	2,712
Total	$7,237

Borrowings. We utilize borrowings from the Federal Home Loan Bank of New York to supplement our supply of funds for loans and investments. As of December 31, 2006 and December 31, 2005, we had $7.7 million and $6.1 million, respectively, outstanding in Federal Home Loan Bank advances.

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which The Delaware National Bank can engage. The Delaware National Bank's primary regulator is the Office of the Comptroller of the Currency ("OCC"). By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC and, in some circumstances, the FDIC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the Federal Reserve Board ("FRB").

The regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC or the Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary, does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank and is qualified in its entirety by reference to the statutes and regulations involved.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 ("BHCA"), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Delhi Bank Corp. has not, up to now, opted to become a financial holding company. The Gramm-Leach-Bliley Act also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank's transactions with affiliates.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for a bank. Delhi Bank Corp.'s total and Tier 1 capital exceeds these requirements.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.'s ability to pay dividends or otherwise engage in capital distributions. Delhi Bank Corp.'s ability to pay dividends could also be restricted should The Delaware National Bank ever become "undercapitalized." *See* "—Corrective Measures for Capital Deficiencies."

Delhi Bank Corp.'s status as a registered bank holding company under the BHCA does not exempt it from certain Federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the "CBCA"), a written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.'s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25 percent or more of any class of Delhi Bank Corp.'s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.'s directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.'s voting stock. See *"—Holding Company Regulation."*

Bank Regulation

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. The OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements in particular cases if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC's risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% ("Tier 1 risk-weighted ratio") and a ratio of total capital to total risk-weighted assets of 8.0% ("total capital risk-weighted ratio"). In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items (including certain recourse arrangements, direct credit substitutes and derivatives), are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries less a percentage of certain nonfinancial investments and intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. As of December 31, 2006, The Delaware National Bank's Tier 1 risk-weighted ratio was 19.75% and total capital risk-weighted ratio was 20.63%. See *"Selected Financial and Other Data."*

The OCC's leverage guidelines require that the Tier 1 capital to average total assets ratio ("leverage ratio") for a depository institution that has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System will be 3.0% and that the minimum leverage ratio for any other depository institution will be 4.0%, unless a higher leverage ratio is warranted by the particular circumstances or risk profile of the depository institution. As of December 31, 2006, The Delaware National Bank's leverage ratio was 10.24%. See *"Selected Financial and Other Data."*

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A "well capitalized" bank has a total capital risk-weighted ratio of 10.0% or higher; a Tier 1 risk-weighted ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-weighted ratio of 8.0% or higher; a Tier 1 risk-weighted ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "undercapitalized" if it fails to meet any one of the ratios required to be adequately capitalized. An institution that has a total risk-weighted ratio less than 6%, a Tier 1 risk-weighted ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized."

Undercapitalized institutions submit a capital restoration plan acceptable to the regulator, compliance with which must be guaranteed by any controlling holding company in an amount of up to the lesser of 5% of the bank's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. Agency regulations contemplate broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. An undercapitalized depository institution is generally prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the OCC's enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, prohibitions on holding company dividends and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Distribution of Bank Dividends. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Subject to certain exceptions, federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2006, The Delaware National Bank's limit on loans-to-one borrower was $2.3 million, and The Delaware National Bank's largest aggregate outstanding balance of loans-to-one borrower was $1.9 million.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Act") provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which The Delaware National Bank is to branch has enacted a law opting out of interstate branching. *De novo* interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition. Such assessments for The Delaware National Bank amounted to $58,044 for the year ended December 31, 2006.

Insurance of Deposit Accounts. The Delaware National Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The FDIC recently amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the FDIC's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The Federal Deposit Insurance Corporation may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the FDIC assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Delaware National Bank's one-time credit is expected to approximate $114,000. The Reform Act also provided for the possibility that the FDIC may pay dividends to insured institutions once the Deposit Insurance fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the calendar year ending December 31, 2006 averaged 1.28 basis points of assessable deposits.

The Reform Act provided the FDIC with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the FDIC as the level that the fund should achieve, was established by the agency at 1.25% for 2007.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. The management of the Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions With Affiliates and Insiders. Transactions between a bank and any nonbanking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a "financial subsidiary" that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to and guarantees issued on behalf of affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by Delhi Bank Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a bank to its executive officers and directors in compliance with federal banking laws. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders. There is also an aggregate limitation on all loans to insiders and their related interests and certain board approval requirements. Those loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank's performance under the CRA. The Delaware National Bank's latest CRA rating was satisfactory.

Consumer Laws and Regulations. The Delaware National Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing operations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, remove directors and officers, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank or Delhi Bank Corp., as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. The Federal Reserve Board regulations require depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts over $8.5 million to and including $45.8 million; a 10% reserve ratio is applied above $45.8 million. The first $8.5 million of otherwise reservable balances are exempted from the reserve requirements. The amounts are adjusted annually. The Delaware National Bank complies with the foregoing requirements.

The Changing Regulatory Structure. Various legislation, including proposals to overhaul the bank regulatory system, expand the powers of banking institutions and bank holding companies and limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of the bank in substantial and unpredictable ways.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Our Management

Directors

The Board of Directors of Delhi Bank Corp. is presently composed of eight (8) members who are elected for terms of three (3) years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board's discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age(1)	Principal Occupation for Past Five Years and Business Experience	Director Since(2)	Term Expires
Michael E. Finberg	60	Director of Delhi Bank Corp.; Director and President of Margaretville Bowl Ltd.; President of MMA Corp. and Owner of Reliable Tent	1998	2007
Timothy C. Townsend	57	Chairman of the Board of Delhi Bank Corp. and The Delaware National Bank since 2003; Director of Delaware National Realty Corp. and Director of Delhi Telephone Company; Former President and Chief Executive Officer of Delhi Bank Corp. from 1994 to 2004; Former President and Chief Executive Officer of The Delaware National Bank from 1989 to 2004	1989	2007
Raymond M. Christensen	69	Director of Delhi Bank Corp.; Farmer and retired Special Assistant to New York State Commissioner of Agriculture and Markets	2003	2008
Bruce J. McKeegan	49	Director of Delhi Bank Corp. and Attorney and Sole Owner of McKeegan & McKeegan	2000	2008
Ann S. Morris	62	Director of Delhi Bank Corp. and retired President, CPA of Morris & Ronovech CPA, PC, a public accounting firm	2002	2008
Paul J. Roach	53	Director of Delhi Bank Corp., Vice President and Chief Financial Officer of the Clark Companies, a contracting company and Director of Delaware National Realty Corp.	2001	2009
Andrew F. Davis III	61	Director of Delhi Bank Corp. and Director and Owner of D&D of Walton, Inc., an auto parts business	1991	2009
Robert W. Armstrong	44	Director, President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank since 2005; Director and President of Delaware National Realty Corp; Former Treasurer of Delhi Bank Corp. from 1994 to 2004; Former Vice President, Treasurer, Cashier and Trust Officer of The Delaware National Bank from 1987 to 2004	2005	2009

(1) As of December 31, 2006.
(2) Years prior to 1994 indicate service with The Delaware National Bank.

Executive Officers Who Are Not Directors

Name	Age[(1)]	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since[(2)]
Peter V. Gioffe	34	Treasurer of Delhi Bank Corp. since 2005; Vice President and Cashier of The Delaware National Bank since 2005; Treasurer of Delaware National Realty Corp. since 2002.	2005
Suzanne L. MacDonald	55	Vice President of Delhi Bank Corp. since 2006; Vice President of Human Resources of The Delaware National Bank since 2005. Prior to 2005, Ms. MacDonald served as Assistant Vice President of Human Resources for The Delaware National Bank.	2005

(1) As of December 31, 2006.
(2) Years prior to 1994 indicate service with The Delaware National Bank.

Director Compensation

In 2006, directors of The Delaware National Bank received $700 for each full-day regular and special board meeting attended and $350 for each half-day regular and special board meeting attended. Members of The Delaware National Bank's Audit Committee received $250 for each committee meeting attended. Non-employee directors who are members of all other committees of The Delaware National Bank received $150 for each committee meeting attended. Timothy C. Townsend, as Chairman of the Board of Delhi Bank Corp., received $1,400 for each full-day regular or special board meeting attended, $700 for each half-day regular or special board meeting attended and $300 for any committee meeting attended. In addition, our non-employee directors received $250 per day for attendance at seminars. Delhi Bank Corp. does not pay director fees.

Executive Compensation

The following table sets forth the total aggregate annual remuneration paid by Delhi Bank Corp. to the three (3) highest paid persons who are executive officers of Delhi Bank Corp. and/or The Delaware National Bank as a group for 2006.

Name of Individual or Identity of Group	Capacities In Which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp.[(1)]	President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp.; Treasurer of Delhi Bank Corp. and Vice President and Cashier of The Delaware National Bank; Vice President of Delhi Bank Corp and Vice President of Human Resources of The Delaware National Bank.	$292,638

(1) The group consists of three persons including Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank of Delhi, Peter V. Gioffe, Treasurer of Delhi Bank Corp. and Vice President and Cashier of the Delaware National Bank, Suzanne L. MacDonald, Vice President of Delhi Bank Corp. and Vice President of Human Resources of The Delaware National Bank of Delhi.

Interest of Management and Others In Certain Transactions

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 31, 2006, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of the directors and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class (%)
Robert W. Armstrong	545	*
Peter V. Gioffe	908[3]	*
Suzanne L. MacDonald	–	–
Raymond M. Christensen	733	*
Andrew F. Davis III	18,288[4]	1.97%
Michael E. Finberg	1,454[5]	*
Bruce J. McKeegan	4,334[6]	*
Ann S. Morris	1,050[7]	*
Paul J. Roach	35,716[8]	3.84%
Timothy C. Townsend	3,693	*
All Executive Officers and Directors as a Group — Ten (10) Persons in Total	66,721	7.17%

* Does not exceed 1.0% of Delhi Bank Corp.'s voting securities.

(1) Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.

(2) Differences may exist between figure shown here and actual share amounts due to rounding up of such numbers.

(3) Includes 790 shares held jointly with Mr. Gioffe's mother.

(4) Includes 2,446 shares held by Mr. Davis' spouse; 175 shares held as custodian for Mr. Davis' son and 460 shares held by D&D of Walton, Inc., of which he is the President.

(5) Includes 94 shares held jointly with Mr. Finberg's sons, 64 shares held jointly with Mr. Finberg's spouse, 84 shares held jointly with Mr. Finberg's sister and 12 shares held jointly with Mr. Finberg's daughter-in-law.

(6) Includes 3,434 shares held by Mr. McKeegan's spouse.

(7) Includes 150 shares held by Ms. Morris' spouse.

(8) Includes 2,010 shares held jointly with Mr. Roach's wife, 355 shares held as custodian for Mr. Roach's son, 500 shares held by the Roach Family Scholarship Trust and 29,298 shares held by Burton F. Clark, Inc. d/b/a Clark Companies of which Mr. Roach is the Vice President.

To our knowledge, the only record owner of 10 percent or more of any class of our equity securities is Cede & Co. To our knowledge, there are no beneficial owners of 10 percent or more of any class of our equity securities.

Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and home equity installment loans.

The Delaware National Bank's policy provides that all loans made by The Delaware National Bank to its directors and officers are made in the ordinary course of business, are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

Delhi Bank Corp. engaged the services of McKeegan & McKeegan, LLP, which is owned by director Bruce McKeegan, to provide legal assistance to the Bank and its customers in the form of mortgage closing and related services. Total amounts paid to McKeegan & McKeegan, LLP totaled approximately $50,000 in 2006 and $70,000 in 2005.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us depend upon the receipt by us of dividends from The Delaware National Bank because we generally have no source of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in *"Risk Factors – We cannot guarantee future payment of dividends"* we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Description of Properties

Our main and executive offices are located at 124 Main Street, Delhi, New York. An additional facility is located at 121 Main Street, Delhi, New York consisting of a computer center and a drive-through facility. Each of these buildings are owned by The Delaware National Bank. The Delaware National Bank has a full-service branch office located in Margaretville, New York and has received regulatory approval to open a full-service branch in Davenport, New York, which is expected to open in the fourth quarter of 2007. In addition, The Delaware National Bank owns and operates six ATM facilities, one located at The Delaware National Bank's main office, one located in its Margaretville branch, one located at Hogan's General Store in Andes, New York one located on the campus of SUNY College of Technology at Delhi, Delhi, New York, one located at the Great American Store in The Village of Delhi, New York and one located at Ames Plaza, Delhi, New York.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from the Company at fair market value. We will appoint a third party Plan Administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from the Company from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan, at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan"* and listed on the Authorization Form enclosed with this offering circular. We are making no recommendation regarding participation in the Plan. Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (607) 746-0700.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan and for general corporate purposes. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank's business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Legal Opinion

Muldoon Murphy & Aguggia LLP, Washington, DC, has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

Independent Certified Public Accountants

The financial statements as of December 31, 2006 and 2005 and for the year ended December 31, 2006 in this offering circular have been audited by Dannible & McKee, LLP, independent certified public accountants.

Index to Consolidated Financial Statements of Delhi Bank Corp.

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-2687
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on Consolidated Financial Statements

January 26, 2007

To the Board of Directors and Stockholders of
Delhi Bank Corp. and Subsidiary

We have audited the accompanying consolidated balance sheets of Delhi Bank Corp. and Subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delhi Bank Corp. and Subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dannible & McKee, LLP

DELHI BANK CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,	
Assets	2006	2005
Cash and due from banks	$ 2,612,674	$ 3,837,707
Interest bearing deposits with banks	6,450,224	410,757
Cash and cash equivalents	9,062,898	4,248,464
Available for sale securities	56,686,865	64,574,464
Held to maturity securities	11,632,835	10,142,898
Investment securities	68,319,700	74,717,362
Loans receivable	69,079,515	62,767,425
Less allowance for loan losses	702,243	616,527
Net loans	68,377,272	62,150,898
Premises and equipment, net	1,995,864	1,888,489
Bank owned life insurance	4,867,166	4,679,039
Accrued interest receivable and other assets	2,065,864	1,795,353
Total assets	$ 154,688,764	$ 149,479,605
Liabilities and Stockholders' Equity		
Deposits:		
Non-interest bearing	$ 26,006,223	$ 23,714,634
Interest-bearing	102,829,508	103,392,385
Total deposits	128,835,731	127,107,019
Accrued interest payable and other liabilities	2,544,768	1,863,839
Advance from Federal Home Loan Bank	7,705,887	6,081,692
Total liabilities	139,086,386	135,052,550
Stockholders' equity:		
Common stock - $1.00 par value; 5,000,000 shares authorized; 1,039,500 shares issued in 2006 and 2005	1,039,500	1,039,500
Additional paid-in capital	1,074,746	1,059,416
Retained earnings	15,766,670	14,707,270
Accumulated other comprehensive income (loss)	(249,151)	(408,687)
Treasury stock, at cost 108,896 shares in 2006 and 108,058 shares in 2005	(2,029,387)	(1,970,444)
Total stockholders' equity	15,602,378	14,427,055
Total liabilities and stockholders' equity	$ 154,688,764	$ 149,479,605

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,	
	2006	2005
Interest income:		
Loans receivable	$ 4,959,591	$ 4,406,346
Investment securities:		
United States treasury and agency securities	618,012	651,212
Mortgage backed securities	1,428,974	1,502,015
State and local governments	872,221	737,450
Other	320,215	428,758
Total interest income	8,199,013	7,725,781
Interest expense	(2,251,092)	(1,972,559)
Net interest income	5,947,921	5,753,222
Provision for loan losses	(201,713)	(162,000)
Net interest income after provision for loan losses	5,746,208	5,591,222
Non-interest income:		
Service charges and fees	1,369,150	1,238,668
Net realized gain (loss) on sales of available for sale securities	(75,228)	(22,346)
Other	191,530	194,297
Total non-interest income	1,485,452	1,410,619
Non-interest expenses:		
Salaries and employee benefits	2,967,505	2,977,448
Occupancy	806,396	747,307
Other	1,294,111	1,156,834
Total non-interest expenses	5,068,012	4,881,590
Income before income taxes	2,163,648	2,120,251
Provision for income taxes	502,926	466,942
Net income	$ 1,660,722	$ 1,653,309
Earnings per share:		
Net income per share of common stock	$ 1.78	$ 1.74

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balances, December 31, 2004 (Note 14)	$ 1,039,500	$ 1,029,664	$ 13,583,515	$ 234,035	$ (1,169,177)	$ 14,717,537
Comprehensive income:						
Net income for 2005			1,653,309			1,653,309
Other comprehensive income:						
Change in unrealized net gain on securities available for sale net of taxes of $428,000 and net of reclassification adjustments of $19,926 and related taxes of $7,970				(642,722)		(642,722)
Total comprehensive income						1,010,587
Acquisition of treasury stock, net		29,752			(801,267)	(771,515)
Dividends declared - $.55 per share			(529,554)			(529,554)
Balances, December 31, 2005	1,039,500	1,059,416	14,707,270	(408,687)	(1,970,444)	14,427,055
Comprehensive income:						
Net income for 2006			1,660,722			1,660,722
Other comprehensive income:						
Changes in unrealized net gain (loss) on securities available for sale net of taxes of $111,000 and net of reclassification adjustments of $59,104 and related taxes of $23,323				159,536		159,536
Total comprehensive income						1,820,258
Acquisition of treasury stock, net		15,330			(58,943)	(43,613)
Dividends declared - $.64 per share			(601,322)			(601,322)
Balances, December 31, 2006	$ 1,039,500	$ 1,074,746	$ 15,766,670	$ (249,151)	$ (2,029,387)	$ 15,602,378

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	
	2006	2005
Increase in cash and cash equivalents		
Cash flows from operating activities: -		
Net income	$ 1,660,722	$ 1,653,309
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized loss from sales of available for sale securities	75,228	22,346
Premium amortization net of discount accretion	229,982	186,766
Provision for loan losses	201,713	162,000
Depreciation and amortization	196,112	221,325
Loss on disposal of fixed assets	2,239	8,679
Deferred taxes	(168,574)	(216,376)
Increase in bank owned life insurance	(188,127)	(186,242)
(Increase) decrease in accrued interest receivable and other assets	(101,937)	15,156
Increase in accrued interest payable and other liabilities	662,434	701,474
Net cash provided by operating activities	2,569,792	2,568,437
Cash flows from investing activities:		
Purchases of available for sale securities	$ (3,847,022)	$ (34,212,647)
Proceeds from sales of available for sale securities	5,683,254	12,046,081
Proceeds from calls and maturities of available for sale securities	6,129,725	19,721,547
Purchases of held to maturity securities	(3,547,418)	(2,653,959)
Proceeds from maturities of held to maturity securities	1,833,449	3,563,851
Net (increase) decrease in loans receivable	(6,428,087)	764,289
Premises and equipment purchases, net	(305,726)	(167,091)
Net cash used for investing activities	(481,825)	(937,929)

- CONTINUED -

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(- CONTINUED -)

	Year ended December 31, 2006	2005
Cash flows from financing activities:		
Net (decrease) increase in demand, savings, and NOW deposits	$ 490,699	$ (12,642,485)
Net increase in other time deposits	1,238,013	337,992
Advances from Federal Home Loan Bank	5,000,000	2,400,000
Repayments on advances from Federal Home Loan Bank	(3,375,805)	(938,167)
Dividends paid	(582,827)	(527,686)
Purchases of treasury stock	(222,414)	(936,764)
Proceeds from sale of treasury stock	178,801	165,249
Net cash provided (used for) by financing activities	2,726,467	(12,141,861)
Net increase (decrease) in cash and cash equivalents	4,814,434	(10,511,353)
Cash and cash equivalents, beginning of year	4,248,464	14,759,817
Cash and cash equivalents, end of year	$ 9,062,898	$ 4,248,464
Supplemental disclosures:		
Cash paid during the year for interest	$ 2,216,890	$ 1,974,041
Cash paid during the year for income taxes	$ 654,000	$ 569,000

See accompanying notes to consolidated financial statements.

DELHI BANK CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Nature of operations - Delhi Bank Corp. (the "Company") provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Delaware National Bank of Delhi (the "Bank"). The Bank's operations are conducted in two branches in Delaware County, New York.

Basis of consolidation - The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and cash equivalents - Cash and cash equivalents are defined as the sum of cash and due from banks and federal funds sold. Cash balances held by other financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation are subject to credit risk. From time to time, amounts held by the Company may exceed the insured amounts.

Concentration of credit risk - Most of the Bank's business activity is with customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local government securities also primarily involve governmental entities within the Bank's market area and other areas of New York State. The concentrations of credit by type of loan are set forth in Note 4. The Bank, as matter of policy, does not extend credit to any single borrower, or group of related borrowers, in excess of 12% of primary capital as defined.

To reduce the credit risk associated with credit related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

Held to maturity securities - Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts.

Available for sale securities - Available for sale securities consist of investment securities not classified as held to maturity securities and are carried at fair value. Unrealized gains and losses, net of tax, on available for sale securities are reported in other comprehensive income. Realized gains and losses on securities available for sale are included in noninterest income or expense and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available for sale securities are determined using the specific-identification method.

Impairment of investment securities - In estimating other-then-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investments in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Declines in fair value of individual held to maturity and available for sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method, over the terms of the securities.

Loans receivable - Loans receivable are stated at unpaid principal balances, less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Loans are determined to be past due based upon contractual terms. Certain loans are placed on nonaccrual status when payments become 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than when they become 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received after all principal has been collected.

Allowance of loan losses - The allowance for loan losses is maintained at a level, which in management's judgment is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. A loan is considered impaired when based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change in the near term.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to current operations using straight-line and accelerated methods over the estimated useful lives of the assets. Maintenance and repairs are charged to operations as incurred.

Bank owned life insurance - Bank owned life insurance ("BOLI") is included in other assets and was purchased as a financing tool to fund certain employee benefits. The advantage of life insurance financing is the tax preferred status of the increase in life insurance cash values and the death benefits and the cash flow generated at the death of the insured. BOLI is stated on the Company's consolidated balance sheet at its current cash surrender value. The cash surrender value of the BOLI is subject to credit risk and is dependent on the financial condition of the insurance carriers. Increases in BOLI's cash surrender value are reported as other noninterest income in the Company's consolidated income statement.

Foreclosed real estate - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs. Any losses based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property, based on periodic evaluations by management, are included in other noninterest expenses.

Income taxes - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of investment securities available for sale, allowance for loan losses, deferred compensation, premises and equipment, deferred loan costs and foreclosed real estate. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Net deferred tax assets or liabilities are included in other assets or other liabilities in the accompanying statements of financial condition. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Advertising costs - The Bank expenses advertising costs as incurred. Advertising expense was $24,700 and $25,833 in 2006 and 2005, respectively.

Net income per share of common stock - Net income per share of common stock is based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding was 931,119 in 2006 and 951,009 in 2005.

Fair value of financial instruments - Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks and federal funds sold - The carrying amounts reported in the balance sheet for cash and due from banks and federal funds sold approximate those assets' fair value.

Investment securities - Fair values for investment securities are based primarily on quoted market prices.

Loans receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable - The carrying amount of accrued interest receivable approximates fair value.

Deposits - The fair values disclosed for demand, savings and NOW deposits are equal to their carrying amounts. The fair value of certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of contractual maturities on such time deposits.

Accrued interest payable - The carrying amount of accrued interest payable approximates fair value.

Advances from Federal Home Loan Bank - The fair value of variable rate advances from the Federal Home Loan Bank are based upon carrying amounts. The fair value of fixed rate advances are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowings.

Off-balance-sheet financial instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Comprehensive income - The Company reports comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS 130). SFAS 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in stockholders' equity except those arising from transactions with stockholders.

The Company's elements of other comprehensive income are unrealized holding gains and losses on available for sale securities, which are reflected in the accompanying financial statements net of deferred income taxes. Accumulated other comprehensive income included unrealized losses on securities of $249,151 net of taxes of $173,139, and $408,687 net of taxes of $284,003 at December 31, 2006 and 2005, respectively.

Note 2 - Restrictions on cash and amounts due from banks

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2006 and 2005, these reserve balances amounted to $567,000 and $494,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2006 and 2005 was $200,000.

Note 3 - Investment securities

The amortized cost and approximate fair values of investment securities are as follows:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. government and Federal agencies	$ 13,100,835	$ 150	$ 159,146	$ 12,941,839
Mortgage backed securities	21,330,148	5,087	539,225	20,796,010
State and local governments	19,230,376	332,371	57,364	19,505,383
Corporate debt securities	2,130,312	4,366	8,529	2,126,149
Marketable equity securities	562,000	-	-	562,000
Other securities	755,484	-	-	755,484
	57,109,155	341,974	764,264	56,686,865
Held to maturity				
Mortgage backed securities	8,294,588	12,968	153,678	8,153,878
Local government securities	3,338,247	25,889	-	3,364,136
	11,632,835	38,857	153,678	11,518,014
	$ 68,741,990	$ 380,831	$ 917,942	$ 68,204,879

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale				
U.S. government and Federal agencies	$ 16,027,793	$ 542	$ 299,791	$ 15,728,544
Mortgage backed securities	26,034,144	3,519	655,986	25,381,677
State and local governments	18,990,989	365,806	80,573	19,276,222
Corporate debt securities	3,277,972	6,089	32,296	3,251,765
Marketable equity securities	325,316	-	-	325,316
Other equity securities	610,940	-	-	610,940
	65,267,154	375,956	1,068,646	64,574,464
Held to maturity				
Mortgage backed securities	$ 9,608,105	$ 25,376	$ 186,693	$ 9,446,788
Local government securities	534,793	47,725	-	582,518
	10,142,898	73,101	186,693	10,029,306
	$ 75,410,052	$ 449,057	$ 1,255,339	$ 74,603,770

Marketable equity securities consist primarily of Federal Home Loan Bank and Federal Reserve Bank stock.

The amortized cost and fair market values of debt securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 2,951,039	$ 2,920,331
Due after one through five years	14,155,315	14,036,635
Due after five through ten years	10,624,091	10,805,825
Due after ten years	6,731,079	6,810,581
Securities not due at a single maturity date	21,330,147	20,796,009
	$ 55,791,671	$ 55,369,381

	Held to Maturity	
	Amortized Cost	Fair Value
Due in one year or less	$ 3,106,493	$ 3,110,589
Due after one through five years	199,139	214,663
Due after five through ten years	32,615	38,884
Due after ten years	-	-
Securities not due at a single maturity date	8,294,588	8,153,878
	$ 11,632,835	$ 11,518,014

During 2006, the Company sold securities available for sale for total proceeds of $5,683,254, resulting in gross realized gains of $4,319 and gross realized losses of $79,547. During 2005, the Bank sold securities available for sale for total proceeds of $12,046,081, resulting in gross realized gains of $60,673 and gross realized losses of $83,019.

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2006					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale						
U.S. government and Federal agencies	$ 496,938	$ 3,062	$11,444,750	$ 156,084	$11,941,688	$ 159,146
Mortgage backed securities	-	-	18,907,426	539,225	18,907,426	539,225
State and local governments	2,276,602	9,946	3,714,356	47,418	5,990,958	57,364
Corporate debt securities	689,362	4,265	2,050,344	4,264	2,739,706	8,529
Total debt securities	$ 3,462,902	$ 17,273	$36,116,876	$ 746,991	$39,579,778	$ 764,264
Held to Maturity						
Mortgage backed securities	$ 591,352	$ 1,267	$ 6,401,034	$ 152,411	$ 6,992,386	$ 153,678

Unrealized losses on the above debt securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future, and the declines in fair value are largely due to market interest rates. The fair value of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate. There are ninety-nine securities represented in the above table.

	December 31, 2005					
	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available for Sale						
U.S. government and federal agencies	$ 8,629,769	$ 126,067	$ 6,604,993	$ 173,724	$15,234,762	$ 299,791
Mortgage backed securities	12,376,849	210,723	10,690,870	445,263	23,067,719	655,986
State and local governments	5,401,259	41,465	1,415,965	39,108	6,817,224	80,573
Corporate debt securities	1,111,341	17,847	2,908,188	14,449	4,019,529	32,296
Total debt securities	$27,519,218	$ 396,102	$21,620,016	$ 672,544	$49,139,234	$ 1,068,646
Held to Maturity						
Mortgage backed securities	$ 4,487,938	$ 84,278	$ 3,062,813	$ 102,415	$ 7,550,751	$ 186,693

Investment securities with carrying amounts of $18,620,139 and $19,416,082 at December 31, 2006 and 2005, respectively, were pledged to secure deposits as required or permitted by law.

Note 4 - Loans receivable

Loans receivable consist of the following:

	December 31,	
	2006	2005
Real estate	59,500,990	52,481,565
Commercial and industrial	4,733,691	4,812,750
Consumer	3,864,695	3,754,330
Agricultural	485,123	1,274,726
	68,584,499	62,323,371
Net unamortized deferred origination costs	495,016	444,054
	$ 69,079,515	$ 62,767,425

The changes in the allowance for loan losses are as follows:

	Year Ended December 31,	
	2006	2005
Balance at beginning of year	$ 616,527	$ 534,673
Provision for loan losses	201,713	162,000
Recoveries	82,440	65,057
Charge-offs	(198,437)	(145,203)
Balance at end of year	$ 702,243	$ 616,527

Impaired loans consist of the following:

	December 31,	
	2006	2005
Impaired loans for which allowances for loan losses have been provided	$ 1,115,214	$ 436,656
Impaired loans for which allowances for loan losses have not been provided	-	-
Recorded investment in impaired loans	1,115,214	436,656
Less - Allowances for loan losses provided for impaired loans	4,026	8,358
	$ 1,111,188	$ 428,298

The average recorded investment in impaired loans was $669,878 and $355,164 in 2006 and 2005, respectively. Interest income recognized from cash payments received on impaired loans was $87,368 and $11,364 at December 31, 2006 and 2005, respectively. There are no commitments to loan additional funds to the borrowers of impaired loans.

At December 31, 2006 and 2005, the total recorded investment in non-accrual loans was $1,115,214 and $300,927, respectively

Note 5 - Premises and equipment

Premises and equipment consist of the following:

	December 31,	
	2006	2005
Land and buildings	$ 2,844,570	$ 2,571,480
Furniture and equipment	1,616,379	1,851,779
	4,460,949	4,423,259
Less - Accumulated depreciation	2,465,085	2,534,770
	$ 1,995,864	$ 1,888,489

Note 6 - Deposits

Time deposits in denominations of $100,000 and over were $7,236,658 and $6,426,792 at December 31, 2006 and 2005, respectively.

At December 31, 2006, scheduled maturities of time deposits are as follows:

2007	$ 21,293,330
2008	7,902,333
2009	2,616,649
2010	3,848,158
2011	5,232,223
	$ 40,892,693

Note 7 - Advances from Federal Home Loan Bank

The Bank has an advance agreement with the Federal Home Loan Bank (FHLB), which includes an overnight line of credit and a companion one month repricing line of credit. Each line has a maximum borrowing limit of $11,584,000 at December 31, 2006. These lines expire July 31, 2007. The maximum FHLB borrowing limit is based on the Bank's qualified assets as defined by the FHLB and its investment in FHLB stock. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any line of credit borrowing or advances. As of December 31, 2006 and 2005, the Bank has an advance in the amount of $2,705,887 and $3,681,962, respectively, outstanding at a rate of 3.94% maturing on June 18, 2009. At December 31, 2006, there were no outstanding advances on the overnight line of credit. At December 31, 2005, there were outstanding advances on the over night line of credit in the amount of $2,400,000 at an interest rate of 4.3%.

During 2006, the Bank has borrowed advances totaling $5,000,000, with $1,250,000 of principal maturing annually until May 2010. The advances bear interest rates ranging from 5.46% to 5.58%.

At December 31, 2006, scheduled maturities of advances are as follows:

2007	$ 2,264,954
2008	2,305,673
2009	1,885,260
2010	1,250,000
	$ 7,705,887

The Bank also has agreements with the FHLB for irrevocable stand by letters of credit to secure municipal deposits totaling $14,410,000. These letters of credit mature January 23, 2007.

Note 8 - Income taxes

Net deferred tax assets and liabilities include the following components:

	December 31,	
	2006	2005
Deferred tax assets	$ 1,182,559	$ 1,063,986
Deferred tax liabilities	(240,863)	(180,000)
Net deferred tax assets (liabilities)	$ 941,696	$ 883,986

These amounts are included in the caption accrued interest receivable and other assets and accrued interest payable and other liabilities on the balance sheet at December 31, 2006 and 2005.

The consolidated provision for income taxes consists of the following:

	Year Ended December 31,	
	2006	2005
Current	$ 671,500	$ 683,318
Deferred	(168,574)	(216,376)
	$ 502,926	$ 466,942

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primarily due to the effects of tax exempt interest income and the increase in cash surrender value of BOLI.

Note 9 - Pension plan

The Bank sponsors two defined contribution 401(k) plans which cover substantially all employees meeting eligibility requirements. Eligible employees may contribute a percentage of their annual earnings to the plans. The Bank's policy is to contribute to the plans up to 50% of the employee's elective deferral. The total amount contributed cannot exceed 5% of an employee's compensation. Expense recognized in 2006 and 2005 under these plans totaled $47,474 and $45,785, respectively. One of the plans is a non-leveraged employee stock ownership plan (ESOP). The ESOP held 66,352 and 62,828 of the Company's stock at December 31, 2006 and 2005, with a market value of $1,642,200 and $1,403,148, respectively. The ESOP shares are eligible to receive dividends and are considered outstanding shares for purposes of computing net income per share.

The Bank also has a Money Purchase Plan which covers substantially all employees meeting eligibility requirements. The Plan agreement requires the Bank to contribute 5% of each eligible employee's compensation. Expense recognized in 2006 and 2005 under the plan totaled $86,911 and $83,325, respectively. In May 2006, the Money Purchase Plan was merged into the 401(k) Plan.

Note 10 - Related party transactions

The Bank has entered into transactions with the Company's and Bank's executive officers, directors, significant stockholders, and their affiliates. The aggregate amount of loans outstanding to such related parties at December 31, 2006 was $1,098,637. During 2006 new loans to such related parties amounted to $414,273 and repayments amounted to $320,565. The aggregate amount of loans to such related parties at December 31, 2005 was $1,004,929. During 2005 new loans to such related parties amounted to $480,310 and repayments amounted to $374,658.

The Bank held deposits of $189,320 and $238,195 for related parties at December 31, 2006 and 2005, respectively.

Note 11 - Financial instruments with off-balance-sheet risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments summarized as follows:

	December 31,	
	2006	2005
Real estate mortgage loans	$ 417,250	$ 2,216,000
Commercial loans	3,523,816	3,289,000
Commercial credit lines	1,068,750	832,000
Consumer credit lines	7,060,977	7,064,000
Standby letters of credit	273,500	293,000
	$ 12,344,293	$ 13,694,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Note 12 - Fair value of financial instruments

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and due from banks	$ 2,612,674	$ 2,612,674	$ 3,837,707	$ 3,837,707
Interest bearing deposits with banks	6,450,224	6,450,224	410,757	410,757
Investment securities	68,319,700	68,204,879	74,717,362	74,603,770
Loans, net of allowance	68,377,272	68,823,000	62,150,898	62,926,000
Accrued interest receivable	757,791	757,791	699,245	699,245
Liabilities:				
Deposits	$ 128,835,731	$ 122,920,000	$ 127,107,019	$ 120,815,000
Accrued interest payable	120,550	120,550	86,347	86,347
Advances from Federal Home Loan Bank	7,705,887	7,721,000	6,081,692	6,038,000

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

Note 13 - Regulatory matters

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. For all practical purposes, the Company could not declare dividends materially in excess of the amount of dividends that could be paid by the Bank. The Company's retained earnings available for the payment of dividends was $3,386,149 as of December 31, 2006.

The Bank is subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk weighted assets, and of Tier 1 capital to average assets as defined in the regulations. Management believes as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of June 30, 2006, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

	Actual	Actual	For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total capital (to risk weighted assets)	$16,420,000	20.6%	$ 6,367,000	8.0%	$ 7,959,000	10.0%
Tier 1 capital (to risk weighted assets)	$15,718,000	19.8%	$ 3,183,000	4.0%	$ 4,775,000	6.0%
Tier 1 capital (to average assets)	$15,718,000	10.2%	$ 6,244,000	4.0%	$ 7,805,000	5.0%
As of December 31, 2005:						
Total capital (to risk weighted assets)	$15,319,000	20.2%	$ 6,067,000	8.0%	$ 7,584,000	10.0%
Tier 1 capital (to risk weighted assets)	$14,702,000	19.4%	$ 3,031,000	4.0%	$ 4,547,000	6.0%
Tier 1 capital (to average assets)	$14,702,000	9.0%	$ 6,534,000	4.0%	$ 8,168,000	5.0%

Note 14 - Stock split

On March 7, 2006, the Board of Directors declared a three-for-two stock split. All common stock, additional paid in capital, share and per share amounts in the financial statements have been adjusted retroactively for the split.

DELHI BANK CORP. & SUBSIDIARY

Delhi Bank Corp.

DIRECTORS

Timothy C. Townsend - Chairman of the Board

Robert W. Armstrong - President & CEO

Andrew F. Davis III

Michael Finberg

Bruce McKeegan

Paul J. Roach

Ann S. Morris

Raymond Christensen

OFFICERS

Robert W. Armstrong - President

Gretchen Rossley - Secretary

Peter V. Gioffe - Treasurer

Suzanne MacDonald - Vice President

The Delaware National Bank of Delhi Executive Officers

Robert W. Armstrong - President & CEO

Gretchen Rossley - Vice President of Administration

Peter V. Gioffe - Vice President, Cashier

Duane Sturdevant - Vice President, Lending

Terry A. Mostert - Vice President of Customer Service

David E. Wakin - Vice President of Information Systems

Suzanne MacDonald - Vice President of Human Resources

PART III

EXHIBITS

Exhibit No.	Description
2.1	Charter of Delhi Bank Corp.*
2.2	Bylaws of Delhi Bank Corp.*
4.1	Authorization Form*
10.1	Consent of Dannible & McKee, LLP
10.2	Consent of Muldoon Murphy & Aguggia LLP
11.1	Opinion of Muldoon Murphy & Aguggia LLP*

* Previously filed.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, there unto duly authorized, in the Village of Delhi, State of New York, on March 20th, 2007.

DELHI BANK CORP.

By: ______________________
Timothy C. Townsend
Chairman of the Board

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Robert W. Armstrong	Director, President and Chief Executive Officer	March 20, 2007
Timothy C. Townsend	Chairman of the Board	March 20, 2007
Peter V. Gioffe	Treasurer	March 20, 2007
Raymond Christensen	Director	March 20, 2007
Andrew F. Davis III	Director	March 20, 2007
Michael E. Finberg	Director	March 20, 2007
Bruce J. McKeegan	Director	March 20, 2007
Ann S. Morris	Director	March 20, 2007
Paul J. Roach	Director	March 20, 2007

Exhibit 10.1

Consent of Dannible & McKee, LLP

CONSENT

We hereby consent to the inclusion of our report dated January 26, 2007, on our audit of the financial statements of Delhi Bank Corp. as of December 31, 2006 and 2005, to be included in Delhi Bank Corp.'s Amendment No. 6 to the Offering Statement on Form 1-A to be filed with the Securities and Exchange Commission.

Dannible & McKee, LLP

Dannible & McKee, LLP

March 20, 2007
Syracuse, New York

Exhibit 10.2

Consent of Muldoon Murphy & Aguggia LLP

CONSENT

We hereby consent to the references to this firm and our opinion in, and the inclusion of our opinion as an exhibit to the Offering Statement on Form 1-A filed by Delhi Bank Corp. (the "Company"), and all amendments thereto, relating to the Dividend Reinvestment and Optional Cash Purchase Plan through which the Company is offering its common stock.

MULDOON MURPHY & AGUGGIA LLP

Muldoon Murphy & Aguggia LLP

Dated this 20th day of March 2007

00290543.DOC

END